Ally Auto Assets LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

February 27, 2013

Via Edgar

Katherine Hsu

Hughes Bates

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ally Auto Receivables Trust 2010-2

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 333-163392-03

Ally Auto Receivables Trust 2010-3

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 333-163392-04

Dear Ms. Hsu and Mr. Bates:

This letter is provided on behalf of Ally Auto Assets LLC (the “Company”) in response to your letter dated February 15, 2013 relating to comments of the staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submissions. For your reference we have listed your questions and our corresponding answers.

Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-2 and Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-3

1.	We note that the Trust & Securities Services department of Deutsche Bank National Trust Company and Deutsche Bank Trust Company Americas’ reports on their assessment of compliance with applicable servicing criteria describe the scope of their platform as “publicly-issued (i.e., transaction-level reporting required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities issued on or after January 1, 2006 for which Deutsche Bank provides trustee, securities administration, paying agent or custodian services, as defined in the transaction agreements, excluding publicly-issued securities sponsored or issued by any government sponsored entity.” We also note that much of the servicing criteria set forth in Item 1122(d), except for Item 1122(d)(2)(iii) and 1122(d)(4)(iv) – 1122(d)(4)(xiv), are applicable to Deutsche Bank’s assessment. Please tell us what constitutes “other asset-backed securities.” Furthermore, since the platform consists of transactions backed by several different asset types instead of transactions backed by only the same asset type, please tell us, with a view towards disclosure, how the scope of the platform was determined. Please refer to Telephone Interpretation 17.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules.

February 27, 2013

Response: Deutsche Bank Trust Company Americas and Deutsche Bank National Trust Company (collectively, “Deutsche Bank”) informs us that the phrase “other asset-backed securities” used in its assessment of compliance refers to asset classes such as credit card, auto, student loan and other non-mortgage-backed receivables securitization transactions administered by Deutsche Bank’s Trust and Securities Services division (“TSS”).

With regard to your request for information regarding “how the scope of the platform was determined,” Deutsche Bank has informed us as follows:

For purposes of SEC Regulation AB, TSS furnishes assessments of compliance as to the limited “servicing functions” (as defined in Reg. AB) performed by it in its corporate trust and agency capacities in the United States in connection with securitized receivable transactions. Because those “servicing functions,” which include trustee, securities administration, paying agent and custodian services, do not vary materially based on the nature of the underlying classes of securitized assets, TSS has (since the inception of Reg. AB), in consultation with its professionals, determined that the appropriate platform to assess consists of the business units that provide these categories of services in the United States for all securitized asset classes. For example, while the services provided by a primary servicer of housing loans and a primary servicer of auto loans may involve many dissimilar tasks (e.g., foreclosures on homes vs. repossession of autos), the corporate trust functions performed by TSS for such transactions, (e.g., computing and remitting securities distributions, holding custodial document files, and receiving compliance certifications from third party issuers/servicers), do not vary materially based on the underlying collateral asset types.

2.	We note the statement that while the criterion outlined in Item 1122(d)(3)(i)(C) (along with other criteria) was applicable to Deutsche Bank’s reports on assessment of compliance with servicing criteria, there were no activities performed with respect to that criterion during the year ended December 31, 2011 with respect to the Platform, because there were no occurrences of events that would require Deutsche Bank to perform such activities. Item 1122(d)(3)(i)(C) covers whether reports are filed with the Commission as required by its rules and regulations. With a view towards disclosure, please explain supplementally why there were no occurrences for the stated platform with respect to Item 1122(d)(3)(i)(C) during the year ended December 31, 2011.

Response: Deutsche Bank has informed us that it was not required to make any filings as required by Item 1122(d)(3)(i)(C) with respect to their platform for the Fiscal Year Ended December 31, 2011 because the transactions then serviced on the platform that contained such requirement were no longer required to make public filings. In addition, the Company is in fact responsible for compliance with such criteria for the above referenced transactions pursuant to the Indentures for the applicable transactions. The Company can confirm that all reports necessary to comply with Item 1122(d)(3)(i)(C) have been filed with the Commission pursuant to its rules and regulations.

February 27, 2013

We hope that the foregoing has been responsive to the Staff’s comments. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Ally Auto Assets LLC

cc:	Richard Kent, Ally Auto Assets LLC

Janette McMahan, Kirkland & Ellis LLP